First Quarterly Report
Ending August 31, 2008

Neptune Technologies & Bioressources inc.
Consolidated Balance Sheets
	Unaudited	Audited
August 31 and May 31, 2008	August 31,	May 31,
	2008	2008

ASSETS
Current assets
Cash	$747,877	$545,596
Short term deposits (between 3.55% and 4.20%)	1,403,578	2,166,699
Accounts receivable	4,976,908	4,527,287
Tax credits receivable	367,369	264,803
Inventories (note 4)	1,511,999	1,383,176
Prepaid expenses	412,605	224,878
	9,420,336	9,112,439
Property, plant and equipment	3,933,753	4,050,095
Intangible assets	1,219,295	1,098,658
Other assets	82,815	95,977
	$14,656,199	$14,357,169

LIABILITIES
Current liabilities
Bank loan	$580,000	$-
Accounts payable and accrued liabilities
Notes payable (note 11)	9,380	-
Company controlled by an officer and director	11,834	59,728
Other	1,539,660	1,821,469
Advance payments (note 6)	939,160	-
Current portion of long-term debt	985,627	984,018
	4,065,661	2,865,215
Advance payments (note 6)	-	873,260
Long-term debt (note 8)	2,297,360	2,524,023
	6,363,021	6,262,498

SHAREHOLDERS EQUITY
Capital stock and warrants (note 9)	25,002,309	24,902,594
Contributed surplus	7,132,191	6,425,114
Deficit	(23,841,322)	(23,233,037)
	8,293,178	8,094,671
	$14,656,199	$14,357,169

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources inc.
Consolidated Statements of Deficit
(unaudited)

Periods ended August 31, 2008 and 2007
	2008	2007
	(3 months)
Balance, beginning	$(23,233,037)	$(18,448,233)
Net loss	(598,905)	(1,051,367)
Dividend (note 11)	(9,380)	-
Balance, end	$(23,841,322)	$(19,499,600)

Consolidated Statements of Contributed Surplus
(unaudited)
Periods ended August 31, 2008 and 2007
	2008	2007
	(3 months)
Balance, beginning	$6,425,114	$2,974,533
Exercised options	(54,152)	(155,169)
Stock-based compensation	761,229	1,073,513
Balance, end	$7,132,191	$3,892,877

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources inc.
Consolidated Statements of Earnings and Comprehensive Loss
(unaudited)

Periods ended August 31, 2008 and 2007
	2008	2007
	(3 months)
Sales, partnerships and collaboration agreements	$2,365,623	$2,085,336
Cost of sales and operating expenses (excluding amortization
and stock based compensation)	1,854,836	1,673,837
Stock options based compensation	761,229	1,073,513
Research and development expenses	361,560	104,685
Financial expenses	132,021	133,886
Amortization	181,581	145,685
	3,291,227	3,131,606
Loss before the undernoted	(925,604)	(1,046,270)
Interest income	7,337	25,109
Foreign exchange gain (loss)	319,362	(30,206)
Net loss and comprehensive loss	$(598,905)	$(1,051,367)

Basic and diluted loss per share	$(0.016)	$(0.029)

Weighted average number of shares outstanding	37,564,110	36,870,922

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources inc.
Consolidated Statements of Cash Flows
(unaudited)

Periods ended August 31, 2008 and 2007
	2008	2007
	(3 months)
OPERATING ACTIVITIES
Net loss	$(598,905)	$(1,051,367)
Non-cash items
Amortization of property, plant and equipment	136,656	142,757
Amortization of intangible assets	3,525	2,928
Amortization of other assets amortization	41,400	-
Stock-based compensation	761,229	1,073,513
Not realized foreign exchange loss on advance payments	5,900	-
Changes in working capital items (note 7)	(1,138,440)	(961,735)
Cash flows from operating activities	(788,635)	(793,904)

INVESTING ACTIVITIES
Addition to property, plant and equipment	(20,314)	(40,864)
Addition to intangible assets	(124,162)	(24,039)
Decrease in short term deposits	763,121	477,680
Increase in other assets	(28,238)	(75,881)
Cash flows from investing activities	590,407	336,896

FINANCING ACTIVITIES
Increase (decrease) in bank loan	580,000	(210,000)
Repayment of long-term debt	(225,054)	(223,969)
Advanced payments	-	718,350
Issue of share capital on exercice of options	45,563	199,937
Cash flows from financing activities	400,509	484,318

Net increase in cash	202,281	27,310
Cash, beginning of period	545,596	659,354
Cash, end of the period	$747,877	$686,664

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources inc.

Notes to Consolidated Financial Statements
(unaudited)

Periods ended August 31, 2008 and 2007

1 - BASIS OF PRESENTATION

The interim consolidated statements include the accounts of Neptune Technologies & Bioressources inc. (the "Company") and its fully owned subsidiary Acasti Phama inc. which started is operations in August 2008. The interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. However, theydo not include all disclosures required under generallyaccepted accounting principles and accordinglyshould be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. The interim unaudited consolidated financial statements have been prepared using the same accounting policies as described in the latest annual report.

2 - SIGNIFICANT ACCOUNTING POLICIES

Except for the adoption of the new accounting standards described in note 3 below, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in note 3 and note 4 of its audited consolidated financial statements in the Company’s annual report for the year ended May 31, 2008.

3 - ADOPTION OF NEW ACCOUNTING POLICIES

Effective June 1st 2008, the Company has adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3031, Inventories, CICA Handbook Section 3862, Financial Instruments - Disclosure and CICA Handbook Section 3863, Financial Instruments - Presentation . Adoption of these Sections did not have an impact on financial results.

Section 1535, Capital Disclosures , establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and did not impact the financial results. See note 12.

Section 3862, Financial Instruments – Disclosure , describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments – Presentation , establishes standards for presentation of the financial instruments and nonfinancial derivatives. See note 13.

Section 3031,Inventories , replaces Section 3030 on this same subject matter. The new section provides guidance on the determination of cost and its subsequent recognition as an expense, including anywrite-downtonet realizable value.It also provides guidance on the cost formulas that are used toassign costs to inventories. The changes to this section affect the following, in particular:
- Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are precisely excluded from the cost of inventories and expensed during the year in which they are incurred;
- The reversal of the write-down to net realization value amounts when there is a subsequent increase in the value of the inventories is now required;
- The valuation of inventory at the lower of cost and replacement cost is no longer allowed.
Adoption of this new standard had no impact on the interim consolidated financial statements. See note 4

4 - INVENTORIES
	August 31	May 31
	2008	2008
Raw materials	$1,092,010	$1,053,851
Finished goods	419.989	329.325
	$1,511,999	$1,383,176

During the three-month period ended August 31, 2008, $1,187,641 of inventories were recognized as cost of sales. Cost is determined for each project with the average cost method, which includes direct costs as well as fixed and variable general cost of production (monthly average costs). Each month of production corresponds to a project. No provision for obsolescence was taking during the period ended August 31, 2008.

5 - RELATED PARTY TRANSACTION

The Company entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the period ended August 31, 2008, total royalties amount to $23,256 ($20,853 in 2007). As of August 31, 2008, the balance due to this shareholder under this agreement amounts to $11,834 ($59,728 as of May31, 2008). This amount is presented in the balance sheets under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 - PARTNERSHIPS AND COLLABORATION AGREEMENTS

During the first quarter of fiscal year 2008, the Company received a first payment of $773,400 (500,000 euros) out of several payments scheduled under the terms of a partnership agreement entered into in June 2007. This amount was recorded under advance payments. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune krill oil ("NKO™") in a dietarymatrix.The initial payment is refundable only if the parties fail to meet certain developmental milestones before June 2009, prioe to the release of the products on the market. The advance payments will be amortized on future royalties under the terms of the agreement.

During the 2nd quarter of fiscal year 2008, the Company received an initial amount of $99,860 of a total agreement of $299,860. An additional milestones amount of $100,000 is receivable as at August 31,2008 and a final milestone amount of $100,000 will be received at the end of the agreement. The collaboration agreement, which was renegotiated during first quarter of 2009, is a clinical study project signed in May 2007, started in June 2008 having an estimated duration of 15 months. The initial amount of $99,860 was recorded under advance payments. The agreement foresees the Company’s commitment to implement a clinical research project on the effects of Neptune krill oil ("NKO™") and Neptune phospholipid concentrates on certain human health conditions. The agreement include a period of exclusivity on the rights to the use of the results the clinical study.

For the three-month period ended August 31, 2008, revenues of $40,000 were recognized in earnings relatively to the second agreement on the basis of the estimated duration of the clinical study.

7 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Net changes in working capital items are detailed as follows:
	Three months ended
	August 31
	2008	2007

Accounts receivable	$(449,621)	$(707,023)
Tax credits receivable	(102,566)	(37,846)
Inventories	(128,823)	(832,904)
Prepaid expenses	(187,727)	(10,673)
Accounts payable and accrued liabilities	(329,703)	626,711
Advance payments	60,000	-
	$(1,138,440)	$(961,735)

8 - LONG-TERM DEBT
	August 31	May 31
	2008	2008

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $1,948,702 as at August 31, 2008, prime rate plus 6.75% (11.50% as at August 31 and May 31, 2008), payable in monthly principal instalments of $26,650, maturing in February 2010	$480,400	$560,350

Mortgage loan, principal balance of $588,001, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate 12.06% as at August 31 and May 31, 2008), payable in monthly principal instalments of $16,333, maturing in September 2011	580,616	628,352

Mortgage loan, principal balance of $900,000, secured bythe universalityof property,weeklyvariable interest rate determined by the lender plus 3% (effective rate 10,59% as at August 31 and May 31, 2008), payable in monthly principal instalments of $25,000, maturing in September 2011	881,419	951,479

Mortgage loan, secured by the plant, fixed interest rate of 7.77%, maturing in October 2016, monthly instalments of $8,058. Balance to be renegociated in 9 yrs	795,648	804,137

Secondary mortgage loan, $399,750 par value, secured by the plant, fixed interest rate of 10,25%, payable over 5 years in monthly principal instalments of $8,501	275,750	294,027

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,301 ($4,333 as at May 31, 2008), maturing at different dates until 2013	139,045	139,587

Refundable contribution obtained from a Federal subsidy program available for small and medium-sized business, without collateral or interest, payable in 8 consecutive biannual instalments 2 years after the project ends	77,609	77,609

Refundable contribution obtained from a Federal subsidy program available for small and medium-sized business, without collateral or interest, payable in 8 consecutive biannual instalments 2 years after the project ends	52,500	52,500

	3,282,987	3,508,041

Current portion of long-term debt	985,627	984,018
	$2,297,360	$2,524,023

Under these mortgage loans, the company is required to maintain certain financial ratios.

9 - CAPITAL STOCK AND WARRANTS
	August 31	May 31
	2008	2008

Issued and fully paid
37,646,422 common shares (37,481,797 as of May 31, 2008)	24,939,484	$24,839,769
31,618 warrants	62,825	62,825
	25,002,309	$24,902,594

	Number of
	shares	Consideration

Common Shares
Balance as of May 31, 2006	34,292,290	$17,002,009
Issued following private placement	1,500,000	4,500,000
Issued following the exercise of stock options	881,875	1,313,757
Issued following the exercise of warrants	55,382	303,881
Balance as of May 31, 2007	36,729,547	23,119,647
Issued following the exercise of stock options	752,250	1,720,122
Balance as of May 31, 2008	37,481,797	24,839,769
Issued following the exercise of stock options	164,625	99,715
Balance as of August 31, 2008	37,646,422	$24,939,484

10 - STOCK-BASED COMPENSATION PLAN

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants.

Activities within the plan are detailed as follows:
		August 31, 2008		May 31, 2008
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Options outstanding, beginning of year	4,468,437	2.92	4,970,000	2.58
Granted	961,000	2.50	520,000	6.59
Exercised	(164,625)	0.28	(752,250)	0.90
Cancelled	(10,000)	5.50	(269,313)	5.99
Options outstanding, 3 months period
ended August 31, 2008	5,254,812	2.92	4,468,437	2.92
Exercisable options, 3 months period
ended August 31, 2008	3,569,975	2.73	3,055,888	2.49

				August 31, 2008
	Options outstanding			Exercisable options
	Weighted	Weighted	Number	Number	Weighted
	average	remaining	of options	of options	average
	exercise	contractual	outstanding	exercisable	exercise
	price	life			price
		outstanding
	$				$
0.25	0.25	1.55	1,351,125	1,176,875	0.25
1.00	1.00	2.34	458,000	458,000	1.00
2.50 to 3.00	2.56	2.88	1,796,500	822,750	2.62
3.50 to 4.00	3.80	2.82	100,000	40,000	3.50
4.25	4.25	3.37	20,000	9,000	4.25
5.50 to 5.75	5.59	2.39	965,000	635,000	5.60
7.25 to 7.50	7.30	1.70	564,187	428,350	7.29

	2.89	2.28	5,254,812	3,569,975	2.73

11 - NOTES PAYABLES

On July 17, 2008, the Company’s Board of Directors declared a dividend distribution to its shareholders. The Company’s Board of Directors approved a dividend of $ 0.00025 per share on the outstanding common shares of the Company for payment to shareholders on record at the close of business on July 28, 2008. This dividend was paid on August 11, 2008 by the issuance of an aggregate of 9,380,355 transferable, non-convertible notes, each note having a principal value of $0.001, such notes maturing two years after the date of issue, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable at all times by the Company, either in cash or in kind.

12 - CAPITAL DISCLOSURES

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of convertible debentures. The Company optimizes its liquidity needs by non-delutive sources, including research, tax credits, grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Company defines capital to include total shareholders equity and convertible debentures.

The Company’s policy is to maintain a minimum level of debt. At August 31, 2008, the Company was in negotiation with a financial institution in order to refinance its existing debt and reduce its financial expenses and increase its production capacity to be able to face the increasing demand for its products (for more details see management discussion analysis). At August 31, 2008, the Company has an authorized operating line of credit and a discounted receivable facility of $1,000,000 of which an amount of $420,000 was available to the Company.

At August 31, 2008, cash amounted to $747,877, term deposits amounted to $1,403,578 and tax credit receivable amounted to $367,369, for a total of $2,518,824. The Company will require additional financing in the next 12 months to fund clinical research activities which its subsidiary, Acasti Pharma Inc., is proposing to undertake. However, the Company can undertake a less ambitious research and development program without additional funding.

13 - FINANCIAL INSTRUMENTS

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during an interim reporting period may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at August 31, 2008, the Company’s had twenty-two trade debtors. Most sales' payment terms are set in accordance with industry practice. Three customers (two customers as at May 31, 2008) represent 65% (43% as at May 31, 2008) of total trade accounts included in accounts receivable.

Most of our distributors for given territory are privately-held enterprises. The profile and credit quality of the Company’s retail customers varies significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by insurers which recommends customers credit limits and payment terms that are reviewed and approved by management. The Company’s finance department reviews periodically the insurers maximum credit quotation. New customers are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods shipments when customers have fully-utilized approved insurers credit limits or have not been respecting their established payment terms. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’scredit controls and processes have been effectiveinmitigating credit risk,these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers are the main element in the decision process to determine the credit limits assigned to customers.

The Company writesoff trade receivable accounts to theirexpected realizable value as soon as the account is determined not tobe fullycollectable, withsuch write-offs charged to earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances as at August 31, 2008 was as follows :
Not past due	$3,578,645
Past due 0-30 days	468,183
Past due 31-120 days	357,626
Past due 121-180 days	98,148
Trade receivables	4,502,602
Less allowance for doubtful accounts	-
$4,502,602

Liquidity Risk

The Company is exposed to exchange risk as a result of accounts receivable, a term deposit and accounts payable stated in euros and U.S. dollars. As at August 31, 2008, accounts receivable stated in euros totalled €107,719 (€155,438 as at May 31, 2008) and those in U.S. dollars amounted to US$3,928,130 (US$3,934,824 as at May 31, 2008), the term deposit in U.S dollars represented US$612,357 (US$750,000 as at May 31, 2008) and accounts payable stated in U.S. dollars totalled US$77,011 (US$88,909 as at May 31, 2008).

Approximately 96% of the Company’s revenues are in U.S. dollars. A small portion of the purchases are made in foreign currencies. There is a financial risk involved because of the fluctuation in the value of the Canadian dollar in relation withthe U.S. dollar. During the year,the Company used financial instruments to reduce its exposition to exchange risk. Fluctuations related to exchange rates could cause unforeseen fluctuations in the Company’s operating results.

The following exchange rates applied during the three-month period ended August 31, 2008 :
	Three-month period	Reporting
	average rate	date rate
US to CDN	1.0279	1.0620

Based on the Company's foreign exchange currency exposures noted above, varying the above foreign exchange rates to reflect 5 percent strengthening of the functional currency would have decreased the net earnings as follows assuming that all other variables remain constant :
US
Decrease in net earnings	$(113,550)

An assumed 5 percent weakening of the functional currencywould have had an equal but opposite effect on the above currencie to the amount shown above, on the basis that all other variables remain constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates.The purpose of these currencyforwardsisto protect the Companyfrom the risk offluctuations infuture exchange rates. The fair value of these derivative financial instruments was established according to prices obtained from the Company’s financial institution for identical or similar financial instruments. There was no currency forward contracts outstanding as at August 31, 2008.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:
Cash	Short-term fixed interest rate
Term deposits	Short-term fixed interest rate
Bank loan	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments, although available for sale, have short-term maturities and are generally held to maturity.

Based on the value of variable interest-bearing long-term debt, an assumed 0.5% interest rate increase during the three-month period ended August 31, 2008 would have decreased net earnings by $11,583, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Fair Value of Financial Instruments

The carrying amount of the company's short-term financial instruments approximates their fair value given that they will mature shortly. The term deposits, subscribed from a Canadian financial institution having a high credit rating, mature on November 30, 2008 and bear interest between 3,55 % and 4.20%.

The fair value of mortgage loans at variable interest rate are equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate. The fair value of fixed-rate mortgage loans are equivalent to their carrying amount as their terms approximate those existing on financial markets.

The fair value of secured loans, unsecured loans and obligations under capital leases is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value approximates the carrying amount.

The refundable contributions obtained under a Federal grant program are interest-free. The fair value cannot be determined as equivalent market terms and conditions are not readily identifiable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 12. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors reviews and approves the Company's operating budgets, and reviews the most important material transactions outside the normal course of business.

Financial liabilities that potentially expose the Company to liquidity risk consist of advance payments received from partnerships and collaboration agreements, as outlined in note 6. One of these financial liabilities is refundable in the next year if the Company fails to meet certain developmental milestones. Trade payables, mature in the short term. Management considers this risk is low, because financial obligations can be met trought usage of the recently renegociated bank loan agreement.

Required Payment per Periods (in thousands of dollars) :
		Less than	2 to 3	4 to 5	More than
Contractual obligations	Total	one period	periods	periods	5 periods
Long term debt *	3,157	706	1,554	301	596
Loans guaranteed by investments in lease contract **	157	40	91	26	-
Other lease contracts	511	73	195	192	51
Total liabilities	3,825	819	1,840	519	647
*	These amounts are not reduced by financing costs which were recorded against principal.
**	Including interest costs.

An option totalling $275,000 for the acquisition of an intellectual property represent an additional contractual obligations. The Company signed an agreement with a Contract Research Organization for a clinical study for a total amount of $750,000, from which $300,000 remains to be paid before the end of December 2009.

14 - SUBSEQUENT EVENTS

The Company negotiated a debt financing of $6.50M from which $3.50M will be allocated to refinance the long term debt at a lower annual interest rate (more than 2.5% savings in interest) and $3.00M to finance the plant productivity and production capacity increase. The objective is to reach at the minimum 100,000kg (67% increase over actuel capacity) per yearand ultimately120,000kg (100% increase over actual capacity)per year. The closing of the financing took place in the weeks following the end of the quarter. The Company also negotiated with success a $1.00M credit line with the possibility to reach $2.00M based on the Company’s financial needs. The financing agreements require the Company to maintain certain financial ratios. In september 2008, the Company offered to all holders of notes an exchange offer for shares and warrants of the subsidiary, subject to shareholders approval. The approval for the exchange offer by the Company’ shareholders was obtained on September 25, 2008.

15 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has two reportables operating segments: the first is the processing and commercialization of nutraceutical products and the second is to develop products for medical applications.

Geographic information

All of the Company's and its subsidiary's (Acasti Pharma inc.) assets are located in Canada.

The Company sales are attributed based on the customer's area of residency:
	Three month ended
		August 31
	2008	2007

Canada	$47,315	$29,560
United States	1,886,239	1,138,055
Europe	362,544	452,113
Asia / Oceania	29,525	465,608
	$2,325,623	$2,085,336
Sales above exclude revenues from a partnership and collaboration agreement.

Information about major customers

During the three-month period ended August 31, 2008, the Company realized sales amounting to $1,112,637 from one costumer ($714,860 from two costumers in 2007).

16 - CORRESPONDING CONSOLIDATED FINANCIAL STATEMENTS

Some comparative figures have been reclassified to conform with the presentation adopted in this period.